Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036-6797

+1 212 698 3500 Main

+1 212 698 3599 Fax

www.dechert.com

VINCE NGUYEN

vince.nguyen@dechert.com

+1 212 698 3566 Direct

+1 212 698 0617 Fax

December 2, 2021

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 385 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to the comments you provided to Claire Hinshaw of Dechert LLP and me during a telephonic discussion on October 26, 2021 with respect to your review of Post-Effective Amendment No. 385 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on September 10, 2021. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of registering shares of Goldman Sachs ActiveBeta® Paris-Aligned Climate U.S. Large Cap Equity ETF (formerly filed as Goldman Sachs ActiveBeta® Paris-Aligned U.S. Large Cap Equity ETF), a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

Comment 1. Please provide the completed “Annual Fund Operating Expenses” table for the Fund prior to filing your 485(b).

Response 1. The Fund’s completed “Annual Fund Operating Expenses” table is attached hereto as Exhibit A to this correspondence.

Comment 2. Please provide a copy of the index methodology for the Goldman Sachs ActiveBeta® Paris-Aligned U.S. Large Cap Equity Index (the “Index”).

Mr. Christopher Bellacicco December 2, 2021 Page 2

Response 2. The Registrant previously submitted a correspondence dated December 1, 2021 containing the draft index methodology white paper for the Index.

Comment 3. Please disclose whether or not the Investment Adviser or Index Provider performs any due diligence on issuers after they are added to the Index to ensure that they continue to meet requirements for inclusion in the Index and discuss any actions the Investment Adviser or Index Provider may take if issuers do not continue to meet the inclusion requirements.

Response 3. As currently disclosed in the Prospectus, the Index Provider normally rebalances the Index on a quarterly basis to ensure that issuers continue to meet requirements for inclusion in the Index in accordance with the Index methodology. If an issuer does not continue to meet the inclusion requirements at the time of rebalance, that issuer will be removed from the Index. Accordingly, no revision has been made in response to this comment.

Comment 4. The Staff notes that the “Summary—Principal Investment Strategies” section states that “…the issuer’s emission intensity is defined as the sum of the issuer’s Scope 1, Scope 2, and Scope 3 emissions divided by the issuer’s enterprise value including cash….” Please briefly explain what this means in plain English.

Response 4. The disclosure referenced above has been revised to state that “…the issuer’s emission intensity is defined as the sum of the issuer’s direct and indirect emissions divided by the issuer’s enterprise value including cash….”

Comment 5. Please provide the number of securities included in and the capitalization range of the Index.

Response 5. The Fund’s principal investment strategies disclosure has been revised to include the number of securities included in and the capitalization range of the Index.

Comment 6. The Staff notes that the Index is based on companies in the Solactive US Large Cap Index (the “Reference Index”) yet the Fund’s Principal Investment Strategies disclosure indicates that the Index also is comprised of American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). Please remove such references to depositary receipts or explain why it is appropriate to include this disclosure.

Response 6. The disclosure referenced above has been revised to remove references to ADRs and GDRs.

Mr. Christopher Bellacicco December 2, 2021 Page 3

Comment 7. The Staff notes that the “Summary—Principal Investment Strategies” section states “[t]he Fund may concentrate its investments (i.e., hold more than 25% of its total assets) in a particular industry or group of industries to the extent that its Index is concentrated.” Please supplementally explain why such freedom to concentrate is permissible given that the Index Provider is an affiliate of the Fund.

Response 7. The Registrant respectfully believes that the Fund’s policy does not give the Fund an impermissible freedom to concentrate under Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”), even though the Index Provider is an affiliate of the Fund, because the personnel of the Investment Adviser who are responsible for the day-to-day portfolio management of the Fund have no discretion over the management of the Index. First, the Index is rules-based and has been designed to operate strictly in accordance with its stated methodology. Solactive AG, not GSAM, serves as the Index’s administrator and will make the final decision with respect to changes to the Index methodology. The Index is also calculated by Solactive AG as the calculation agent. In addition, the Index is based on the Reference Index, which was developed and is maintained by Solactive AG. Furthermore, GSAM has implemented Index Firewall Procedures, which are intended to prevent any inappropriate dissemination of Index information to GSAM personnel that have portfolio management responsibilities for the Fund.

We further note that the Fund’s concentration policy is similar to that of other self-indexing ETFs. For the foregoing reasons, we believe that the Fund’s concentration policy complies with Section 8(b)(1) of the 1940 Act.

Comment 8. The Staff notes the “‘Paris-Aligned’ Investing Risk” under the “Summary—Principal Risks of the Fund” section states that “[t]here is no guarantee that the construction methodology of the Index will meet the minimum requirements to be an ‘EU Paris-aligned Benchmark.’” Please supplementally explain to the Staff why the construction methodology of the Index would not meet the minimum requirements to be an “EU Paris-aligned Benchmark” and any steps that the Investment Adviser or Index Provider will take in response.

Response 8. The disclosure referenced above has been revised to state that “[t]here is no guarantee that the constituent companies of the Index will have a meaningful impact on combatting climate change and its effects.”

Comment 9. The Staff notes that the “Investment Management Approach–Other Investment Practices and Securities” section states that “the Fund may also invest up to 20% of its assets in securities and other instruments not included in its Index but which the Investment Adviser believes are correlated to its Index.” Please explain what is meant by “correlated to its Index.”

Mr. Christopher Bellacicco December 2, 2021 Page 4

Response 9. We supplementally submit that the phrase referenced above is intended to reflect that the Fund may invest in securities and other instruments that are not Index constituents but are expected to provide the Fund with a return that is highly correlated to the return of the Index or a portion thereof. For example, the Fund may purchase a futures contract or total return swap based on the Index, or a sub-set of Index constituents, or shares of an ETF that seeks to track the Index or a portion thereof.

Comment 10. The “Risks of the Fund–‘Paris-Aligned’ Investing Risk” section states that “[t]he Fund’s underlying index may be changed without shareholder approval.” Please clarify whether this means that the changes may be made to the current index methodology or that the Fund may change to a different underlying index or both.

Response 10. The disclosure referenced above has been revised to clarify that both the Fund’s underlying index and the underlying index’s methodology may be changed without shareholder approval.

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Vince Nguyen

Vince Nguyen

cc:	Caroline Kraus, Goldman Sachs & Co. LLC

Melissa O’Neill, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Mr. Christopher Bellacicco December 2, 2021 Page 5

Exhibit A

Response 1

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.20%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%

Total Annual Fund Operating Expenses	0.20%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.